

February 1, 2011

Nicol G. Graham
Chief Financial Officer
Houston Wire & Cable Company
10201 North Loop East
Houston, Texas 77029

   Re: **Houston Wire & Cable Company**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 15, 2010
      Form 10-Q for the Quarterly Period Ended September 30, 2010
      File No. 001-34361

Dear Mr. Graham:

   We have reviewed your response letter dated January 24, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Nicol G. Graham
Houston wire & Cable Company
February 1, 2011
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page 28

Accounts Receivable, page 35

1. Further to your response to comment 3, we note that you continue to record
    reversals of the accrual in each quarter of 2010. Explain to us further why you
    believe your method for calculating the reserve is reasonable. Refer to ASC 605-
    15-25-1(f). Provide additional information to explain the reasons for the
    decreases in the reserve each period.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements

Note 3. Business Combinations, page 6

2. We recognize your response to comment 8. In future filings please comply with
    ASC 805-10-50-6 by disclosing the reasons why the initial accounting is
    incomplete, identify the assets, liabilities, equity interests, or items of
    consideration for which the initial accounting is incomplete and the nature and
    amount of any measurement period adjustments recognized during the reporting
    period.

3. We recognize your response to comment 9. However, you did not respond to our
    comment in its entirety. Therefore, we re-issue the last part of our comment. You
    indicate in your response that you excluded the reference to Southwest Wire Rope
    GP LLC due to an unintentional error. Please tell us if the pro forma financial
    statements in your Form 8-K also excluded Southwest Wire Rope GP LLC. If
    excluded, please tell us why you would not amend your filing to make the
    corrections.

    You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate
Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You
may also contact me at (202) 551-3671 with any questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant